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ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

May 20, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
209
SECTION

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of May 12, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JUN 0 7 2005
THOMSON
FINANCIAL

DOCSNY1:1082596.12

FILE NO.
82-3907

Press Information


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION

Flughafen Wien AG:
Net profit for the first quarter of 2005 increases 1.6% over the previous year.

Traffic

The development of traffic at Vienna International Airport was excellent during the first three months of 2005. The number of passengers reached 3,113,381, for a plus of 7.3%. Low-cost carriers increased their share of passenger volume from 9.2% to 13.2%. With growth of 54.0% to a total of 411,650 passengers, they played an important role in the development of business. Maximum take-off weight (MTOW) rose 8.1%, flight movements increased 4.6% and cargo volume grew 9.8% during the first quarter.

Turnover

Turnover recorded by the Flughafen Wien Group rose 0.4% to EUR 91.8 million. External turnover in the Airport Segment increased 1.7% to EUR 39.4 million. Measures introduced during the past year to safeguard the competitive position of Vienna - including a reduction in landing and parking tariffs as of 1 October 2004 as well as the expansion of incentives, in particular for new frequencies - held the development of turnover below the increase in traffic volume.

External turnover recorded by the Handling Segment declined 0.6% to EUR 31.6 million. This development took place in spite of a 5.1% plus in handling services and a 9.8% increase in cargo volume and was caused by a reduction in specific services, above all due to lower requirements for aircraft de-icing and a shift in the demand for individualised aircraft handling. The average market share rose by 0.5 percentage points to 90.9%. The Handling Segment also continued to support the corporate goal of improving Vienna's competitive position with attractive prices.

Turnover in the Non-Aviation Segment declined 0.7% to EUR 20.7 million, primarily due to a decrease in income from security control services. Growth was recorded in the parking (+12.2%) and shopping and gastronomy areas (+8.3%). The Duty-Free and Travel-Value shops reported an above-average increase in turnover.

The rise in other operating income resulted primarily from an increase in own work capitalized, in particular services performed by Vienna Airport Infrastruktur Maintenance GmbH since its start-up on 1 January 2004 that include the construction of transformer substations in conjunction with the expansion of the airport.


VIE
Vienna
International
Airport

Expenses

The cost of materials and services rose by 18.7% to EUR 10.0 million. This development resulted above all from materials used by Vienna Airport Infrastruktur Maintenance GmbH, which include energy distribution equipment as well as electrical materials and cables that are needed to carry out orders for Flughafen Wien AG. In addition, higher expenses were recorded for fuels.

Personnel expenses increased 10.4% to EUR 43.1 million due to additional hiring as well as raises mandated by collective bargaining agreements. The number of employees rose 11.2% over the comparable prior year period to 3,318 for the first quarter of 2005 due to the increased volume of traffic.

The amortization of intangible assets and depreciation of tangible assets increased 0.6% to EUR 12.0 million.

Other operating expenses fell 19.2% to EUR 10.2 million, primarily due to a reduction of EUR 3.7 million in maintenance costs to EUR 1.1 million. Maintenance expenses reached an unusually high level of EUR 4.8 million in the comparable period of the previous year.

Earnings

Earnings before interest and tax (EBIT) matched the prior year level of EUR 21.6 million.

Financial results decreased EUR 0.9 million to EUR 0.4 million. This decline was triggered chiefly by a drop in interest income because of the lower volume of funds invested.

Profit before tax (EBT) fell by 4.2% to EUR 22.0 million.

The reduction in the Austrian corporate tax rate from 34 to 25% as of 1 January 2005 and lower profit before tax led to a 18.3% decrease in taxes to EUR 5.3 million. This resulted in profit after tax of EUR 16.8 million, which represents profit for the period in accordance with current IFRS regulations. Of this profit, EUR 0.05 million is attributable to minority interests and EUR 16.7 million is allocated to the parent company of the Group. The comparable net profit for the parent company the first three months of 2004 totalled EUR 16.5 million.

Investments

The major investments for the first three months of the 2005 Business Year included the construction of the Handling Center West (EUR 13.0 mill.), Air Cargo Center (EUR 10.3 mill.) and related collector system (EUR 2.3 mill.), air traffic control tower (EUR 1.8 mill.), VIP and General Aviation Center (EUR 1.4 mill.) as well as the expansion of the existing baggage handling facilities (EUR 1.8 mill.) and northeast apron (EUR 1.3 mill.) and services for the Skylink project (EUR 1.4 mill.).

FILE NO.
82-3907

Vienna International Airport

Outlook

The development of traffic in April 2005 was slower than in April of the previous year because the high-travel Easter holidays fell in March this year. The number of passengers increased 3.1%, flight movements rose by 6.1% and maximum take-off weight grew 6.6%.

Compared to the summer flight plan in 2004, Vienna International Airport now offers 9 new destinations and 186 new weekly frequencies in its current flight schedule. Maersk and China Air will add Vienna to their flight schedules in April and May, respectively.

A number of major construction projects will be concluded over the coming months: the Handling Center West and the air traffic control tower will start operations in June, and the addition of a storey to car park 3 and the east car park for long-term rentals will also be completed in June. The temporary check-in-hall in Terminal 1A and the premium check-in facility in Terminal 2 will open in July and August.

Interim Financial Statements for the First Quarter of 2005 in accordance with IFRS

Flughafen Wien AG

Consolidated Income Statement

T€	1-3/2005	1-3/2004	change
Turnover	**91,791.1**	**91,441.8**	0.4%
Other operating income	5,206.3	2,257.9	130.6%
Operating income	**96,997.4**	**93,699.7**	**3.5%**
Cost of materials and services	-10,023.3	-8,440.7	18.7%
Personnel expenses	-43,135.4	-39,061.2	10.4%
Amortisation of intangible assets and depreciation of fixed assets	-11,973.6	-11,898.1	0.6%
Other operating expenses	-10,232.8	-12,658.8	-19.2%
Income before interest and taxes (EBIT)	**21,632.3**	**21,640.9**	**0.0%**
Net financing costs	635.1	1,798.7	-64.7%
Other income from financing activities	52.4	-8.5	n.a.
Financial results, excl. associates at equity	687.5	1,790.2	-61.6%
Income from associates at equity	-303.6	-459.2	-33.9%
Financial results	**383.9**	**1,330.9**	**-71.2%**
Profit before tax (EBT)	**22,016.2**	**22,971.8**	-4.2%
Taxes on income	-5,251.3	-6,424.6	-18.3%
Profit for the period	**16,764.9**	**16,547.2**	**1.3%**
Thereof minority interest	46.7	87.8	-46.8%
Thereof parent company	**16,718.2**	**16,459.3**	**1.6%**
Earnings per share (in €)	0.80	0.78	2.6%

FILE NO.
82-3907

Vienna International Airport

Consolidated Balance Sheet

T€	31.3.2005	31.12.2004	change
Non-current assets	828,594.6	795,601.1	4.1%
Current assets	103,947.4	156,741.2	-33.7%
Assets	**932,542.1**	**952,342.3**	**-2.1%**
Equity	647,833.7	630,993.1	2.7%
Non-current liabilities	101,741.5	100,848.4	0.9%
Current liabilities	182,966.9	220,500.8	-17.0%
Equity and Liabilities	**932,542.1**	**952,342.3**	**-2.1%**

Consolidated Cash Flow Statement

T€	1-3/2005	1-3/2004	change
Net cash flow			
from operating activities	-12,806.9	7,855.3	-263.0%
from investing activities	-45,695.6	-18,815.6	142.9%
from financing activities	0.0	689.2	-100.0%
Change in cash and cash equivalents	**-58,502.5**	**-10,271.0**	**469.6%**
Change in revaluation reserve for securities	114.2	906.7	-87.4%
Effect of exchange rate fluctuation on cash held	9.0	10.2	-11.7%
Cash and cash equivalents at beginning of period	108,008.8	131,128.8	-17.6%
Cash and cash equivalents at end of period	**49,629.5**	**121,774.7**	**-59.2%**

Segment Results

T€	1-3/2005	1-3/2004	change
Airport			
Segment turnover*	39,424.3	38,771.6	1.7%
Segment profit	15,952.1	12,489.3	27.7%
Handling			
Segment turnover*	31,605.2	31,801.5	-0.6%
Segment profit	4,095.6	6,577.5	-37.7%
Non-Aviation			
Segment turnover*	20,675.7	20,816.2	-0.7%
Segment profit	7,496.8	7,878.2	-4.8%

* external turnover

FILE NO.
82-3907

Vienna International Airport

Key Figures on the Flughafen Wien Group

Industry Indicators	**1-3/2005**	**change in %**	**1-3/2004**
MTOW (in tonnes)	1,438,181	+ 8.1	1,330,703
Passengers	3,113,381	+ 7.3	2,902,351
Transfer Passengers	1,036,612	- 0.7	1,044,102
Flight movements	52,237	+ 4.6	49,949
Cargo (air cargo and trucking; in tonnes)	49,922	+ 9.8	45,465
Seat occupancy (in %)	59.2	- 1.8	60.3

Financial Indicators (Amounts in T€, except employees)	**1-3/2005**	**change in %**	**1-3/2004**
Total turnover	91,791.1	+ 0.4	91,441.8
EBIT	21,632.3	- 0.0	21,640.9
EBIT-Margin in %	22.3	- 3.5	23.1
EBITDA-Margin in %	34.7	- 3.2	35.8
Net profit for the period	16,718.2	+ 1.6	16,459.3
Cash flow from operating activities	-12,806.9	- 263,0	7,855.3
Equity	647,833.7	+ 5.5	614,090.4
Capital expenditures	44,959.2	+ 115.2	20,895.4
Employees at the end of period	3,318	+ 11.2	2,984

For additional information contact: Hans Mayer (+43-1-)7007-23000
Robert Dusek (+43-1-)7007-23126